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================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

        For the Fiscal Year                        Commission
      Ended December 31, 2000                 File Number 000-23709
    --------------------------               -----------------------


                                DOUBLECLICK INC.
                        1999 EMPLOYEE STOCK PURCHASE PLAN
                                 (Name of plan)
                        ---------------------------------



                                DOUBLECLICK INC.
                              450 West 33rd Street
                            New York, New York 10001
                 (Name of issuer of securities held pursuant to
              plan and address of its principal executive office.)


================================================================================

                                DOUBLECLICK INC.
                       1999 EMPLOYEE STOCK PURCHASE PLAN

                        Report of Independent Accountants

To the Board of Directors of DoubleClick Inc.
and Participants of the DoubleClick Inc. 1999 Employee Stock Purchase Plan:

In our opinion, the accompanying statement of financial condition and the related statement of operations and changes in participants' equity present fairly, in all material respects, the financial condition of the DoubleClick Inc.1999 Employee Stock Purchase Plan (the "Plan") at March 31, 2001, and the results of its operations and changes in participants' equity for the period from April 3, 2000 (inception) to March 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.




PricewaterhouseCoopers LLP
New York, New York
June 20, 2001




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                                DOUBLECLICK INC.

                        1999 Employee Stock Purchase Plan

                     Statement of Financial Condition as of
                                 March 31, 2001



ASSETS

Employer account receivable                                                     $441,481
                                                                                --------
         Total assets                                                           $441,481
                                                                                ========



LIABILITIES AND PARTICIPANTS' EQUITY

Amounts due to participants                                                      439,182
Residual participant contributions                                                 2,299
                                                                                --------
         Total liabilities                                                      $441,481
Participants' equity                                                                   -
                                                                                --------
         Total liabilities and participants' equity                             $441,481
                                                                                ========




    The accompanying notes are an integral part of these financial statements

                                DOUBLECLICK INC.

                        1999 Employee Stock Purchase Plan

           Statement of Operations and Changes in Participants' Equity for the period from April 3, 2000 (inception) to March 31, 2001




Participant contributions                                                     $5,195,365
Employer contributions                                                           672,558
                                                                              ----------
         Total additions                                                      $5,867,923
                                                                              ==========

Stock purchases                                                               $4,483,718
Employee refunds                                                                 540,427
Participant withdrawals                                                          841,479
Residual contribution amounts
   reserved for participants                                                       2,299
                                                                              ----------
         Total deductions                                                     $5,867,923


         Net additions                                                                 -

Participants' equity, beginning of period                             $                -
                                                                              ----------
Participants' equity, end of period                                   $                -
                                                                              ==========


    The accompanying notes are an integral part of these financial statements

                                DOUBLECLICK INC.

                        1999 Employee Stock Purchase Plan

                          Notes to Financial Statements


1.   Description of the plan

     The following description of the DoubleClick Inc. 1999 Employee Stock Purchase Plan (the "Plan")provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

     General

     The Plan is intended to promote the interests of DoubleClick Inc. (the "Company") by providing eligible employees with the opportunity to acquire a proprietary interest in the Company through participation in a payroll deduction based employee stock purchase plan designed to qualify under
     Section 423 of the Internal Revenue Code. Under the Plan, shares of the Company's common stock will be offered through a series of successive Offering Periods, each of which cannot exceed 24 months in length. Each Offering Period is comprised of a series of one or more consecutive Purchase Periods in which participants' payroll deductions are accumulated.

     On the last business day of each Purchase Period (the "Purchase Date"), these accumulated deductions are used to purchase shares of the Company's common stock at a per share price equal to 85% of the lesser of (1) the closing price of a share of the Company's common stock on the participant's entry date into the Offering Period and (2) the closing price of a share of the Company's common stock on the last business day of the Purchase Period. Should the per share closing price of the Company's common stock on any Purchase Date within an Offering Period be less than the per share closing price of a share of the Company's common stock on the start date of that Offering Period, then that Offering Period automatically terminates and a new Offering Period begins on the next business day following the Purchase Date.

     For period from April 3, 2000 (inception) to March 31, 2001, the Plan had two consecutive Offering Periods that extended from April 3, 2000 to September 30, 2000 and October 1, 2000 to March 31, 2001, respectively.

     The Plan, which was approved by the Company's Board of Directors on November 30, 1999, became effective on April 3, 2000 and was initially authorized to issue up to 1,000,000 previously un-issued or treasury shares of stock to participants. The number of shares of common stock available for issuance under the Plan automatically increases on the first trading day of January each calendar year by an amount equal to the lesser of 1% of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year or 900,000 shares At March 31, 2001, Plan participants had purchased 239,986 whole shares of stock since the Plan's inception, leaving 1,660,014 whole shares of stock available for future purchases by Plan participants.

     The Plan is neither qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility

     All full-time or part-time employees of the Company and its eligible subsidiaries, who customarily work at least 20 hours per week and five months a year are eligible to participate in the Plan. Eligible employees may only enroll in the Plan prior to the beginning of an Offering or Purchase Period.

                                DOUBLECLICK INC.

                        1999 Employee Stock Purchase Plan

                    Notes to Financial Statements - continued


     Stock purchases

     On the last business day of each Purchase Period, the amount of each participant's accumulated payroll deductions is applied towards the purchase of the maximum number of whole shares of Company common stock possible, determined by dividing the participant's total contribution by the per-share purchase price in effect for the Purchase Period. The maximum number of shares of common stock purchasable per participant in any one Purchase Period cannot exceed 500 shares, and the aggregate number of shares of common stock purchasable by all participants in any one Purchase Period cannot exceed 250,000 shares. Purchased shares of common stock are then issued by the Company and transferred to a brokerage account outside of the Plan in the name of the participant.

     Participant contributions

     Participants may elect to have 1% to 10% of their "Cash Compensation" (as defined in the Plan) deducted on an after-tax basis for the purchase of shares of the Company's common stock subject to a limit of $25,000 worth of stock for each year in which the Offering Period is outstanding, based on the closing price of the Company's common stock on the participant's entry date into the Offering Period. Increases in participants' deduction percentages take effect on the commencement of a new Purchase Period. Participants may reduce their deduction percentage a maximum of one time per Purchase Period with immediate effect. No interest is paid or accrued on participants' accumulated payroll deductions. Once made, the Company may use the payroll deductions for any corporate purpose. The Company has no obligation to segregate employees' payroll deductions from any other funds of the Company or to hold funds representing the same pending the application of such amount to the purchase of shares at the end of each Payment Period in accordance with the Plan.

     Any accumulated contribution amount that is insufficient to purchase a whole share of common stock at the end of a Purchase Period is carried forward and applied to the purchase of whole shares of stock in future Purchase Periods or refunded to the participant upon withdrawal from the Plan. Such amounts are recorded as the liability "Residual participant contributions" at March 31, 2001.

     Employer contributions

     The 15% discount from market value granted to Plan participants on the purchase of whole shares of common stock at the end of each Purchase Period represents the Company's non-cash contribution to the Plan. This non-cash contribution amounted to $672,558 for the year ended March 31, 2001.

     Participant withdrawals

     Plan participants may withdraw from the Plan at any time prior to the next scheduled Purchase Date by properly notifying the Company. A participant's accumulated payroll deductions prior to withdrawal will, at the election of the participant, be immediately refunded or held for the purchase of whole shares of common stock on the next Purchase Date.

     Participants who cease to be Eligible Employees for any reason during a Purchase Period will have their accumulated payroll deductions refunded immediately.

                                DOUBLECLICK INC.

                        1999 Employee Stock Purchase Plan

                    Notes to Financial Statements - continued


     Plan termination

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. The Plan will also terminate at the earlier of the last business day in January 2010 or the date when all of the shares of common stock reserved for the purposes of the Plan have been purchased. Upon termination of the Plan, all payroll deductions not used to purchase shares of common stock will be refunded to Plan participants.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting.

     Administrative expenses

     The Company bears all costs in connection with the Plan, including administrative fees and all fees associated with the issuance of common stock. Administrative expenses related to the Plan amounted to approximately $8,000 for the year ended March 31, 2001.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   INCOME TAXES

     The Plan meets the requirements of an "employee stock purchase plan" as defined by Section 423 of the Internal Revenue Code. As such, the Plan is not obligated to file income tax returns or pay income taxes. Under Section 423, a participating employee will generally recognize no income, and the Company will be entitled to no corresponding deduction, for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases whole shares of common stock under the Plan.

4.   CHANGE IN PLAN YEAR

     Following the approval of the Board of Directors on February 27, 2001, the Plan adopted a fiscal year ending on January 31, effective for the 2002 fiscal year. To account for this change, the first Purchase Period for the 2002 fiscal year will be shortened by two months and will extend from April 1 to July 31, 2001. As a result, the entire 2002 fiscal year will be 10 months in length.

EXHIBITS


     The following Exhibit is being filed with this Annual Report on Form 11-K:

(23)  Consent of Experts and Counsel:

      23.1 Consent of PricewaterhouseCoopers LLP

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, DoubleClick Inc., the administrator of the DoubleClick Inc. 1999 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              DOUBLECLICK INC. 1999 EMPLOYEE
                                              STOCK PURCHASE PLAN

                                              /s/ Elizabeth Wang
                                              ----------------------------------
                                          By: Elizabeth Wang, Esq.
                                              Vice President and General Counsel
                                              DoubleClick Inc.

June 29, 2001







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                                  Exhibit Index



Number                        Description
------                        -----------

23.1                     Consent of PricewaterhouseCoopers LLP